Mail Stop 3720

March 23, 2006

Mr. Anthony Q. Joffe
President
Networth Technologies, Inc.
101 SW 11th Avenue
Boca Raton, Florida 33486

Re:	Networth Technologies, Inc.
Revised Preliminary Information Statement on Schedule 14C
      Filed March 9, 2006
	File No. 0-27842

Dear Mr. Joffe:

      We have reviewed your revised filing and have the following comments. We have limited our review to your compliance with the requirements of Schedule 14C and the other matters discussed below.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Revise the information statement to include the STI financial statements for the year ended December 31, 2005, updated pro forma financial statements and related disclosure.
2. We note that you filed a Form 8-K on March 22, 2006, to restate the financial statements for the quarters ended June 30 and September
30, 2005, in part to record the liability for the shares that you are obligated to issue in connection with the reverse merger. Please ensure that you promptly file amended Forms 10-QSB for the quarters ended June 30 and September 30, 2005, to include the restated financial information and a reevaluation of management`s conclusion regarding the effectiveness of the company`s disclosure controls and procedures in light of the restatements.
3. In the section entitled "Merger Agreement" beginning on page
17,
clearly state that the company failed to file a Form 8-K containing the financial information required by Item 9.01 in connection with the reverse merger.
4. Revise "Accounting Treatment of the Merger" on page 20 to explain that your financial statements reflect a liability for the shares of common stock that you are obligated to issue to the former STI shareholders in connection with the reverse merger. Also disclose the amount of the liability.
5. We are unable to locate where you revised the information statement to identify the natural persons with voting and/or investment control over the shares that will be held by Crosshill Georgetown Capital. Please revise in accordance with prior comment
7.
6. Expand the discussion in note (d) to the pro forma financial statements to help the reader understand why the company recorded the share issuance liability, including a reasonably thorough description of the circumstances that gave rise to the liability. For instance, explain that the company believed it completed the reverse merger in
June 2005, the subsequent discovery of the discrepancy in the number of shares authorized and the resulting inability to issue 90% of your outstanding common stock to the STI shareholders, etc. Ensure that you include a similarly revised note to the financial statements when you file the amended Forms 10-QSB.

Closing Statements

      Please respond to these comments by filing a revised preliminary information statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag
"CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14c-5(e) of Regulation 14C.

      Please contact William Bennett, Staff Attorney, at (202)
551-
3389 or me at (202) 551-3810 with any questions.


								Sincerely,



								Michele M. Anderson
								Legal Branch Chief

cc:	Ernest Stern
       	Fax: (202) 778-6460


Mr. Anthony Q. Joffe
Networth Technologies, Inc.
March 23, 2006
P. 1